UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

For Immediate Release

contact: Roy Bodner

svp marketing & communications

310.776.7208 or rbodner@peacearch.com

PEACE ARCH ENTERTAINMENT COMMENCES PRODUCTION ON 58

NON-FICTION EPISODES ORDERED FOR CABLE NETWORKS

Peace Arch Production Division The Eyes to Turn Out Seven Programs,

Including New Seasons of Several Returning Popular Television Series

Toronto – June 4, 2008 – Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News), an integrated global entertainment company, today announced new orders for a total of 58 episodes covering seven non-fiction programs for various cable networks.

Peace Arch Entertainment’s Vancouver-based production and post-production company The Eyes has commenced production on season two of the Discovery Civilization series “Air Dogs,” as well as on its specials “Peak to Peak: Building the World’s Highest Ski Lift” and “Reconstructing Big Blue: The Building of a Blue Whale.”

The Eyes has also received additional episode orders for Discovery HD’s “Industrious,” new seasons of “The Last 10 Pounds Bootcamp” and “Bulging Brides” for Canada’s Slice network, plus a news season of UberGuide Television that will air on Travel + Escape in Canada.

“Quality non-fiction programming continues to deliver strong ratings in North America and around the world,” said Peace Arch Entertainment Group President-COO John Flock. “The Eyes is a highly regarded production house and an important component of our growing television business.”

Blair Reekie, President of The Eyes, added, “These new orders represent a very substantial production slate, and it is gratifying for us to continue and nurture these long term relationships with many of the top tier cable television providers.”

The action-packed “Air Dogs” spotlights two vastly different aviators, an Air Force test pilot with 14,000 hours of flight time and a novice with just 350 hours. They fly the world’s most significant aircraft, some of which are famous for their role in history, such as the Lancaster Bomber from World War II.  Others represent the leading edge of today’s aerospace industry, including the Piaggio Avante. The goal for both pilots is to fly the aircraft in record time.

In “Peak to Peak; Building the World’s Highest Ski Lift,” men and machines battle two mammoth granite monoliths in an attempt to build the world’s highest and longest ski lift at Whistler, Canada.  Strung across a massive chasm, the true life saga of the peak-to-peak gondola pits human ingenuity and technology against high winds, extreme cold and the rigorous demands of one of the world’s most popular ski resorts. The action takes place with the clock racing, as the teams rush to build the structure in time for the Winter Olympics.

“Reconstructing Big Blue: The Building of a Blue Whale,” chronicles the excavation of an enormous Blue Whale carcass from a long-lost whale cemetery at the mouth of the St. Lawrence sea-way.  Buried for 3 decades, a team of scientists piece together the massive bones and attempt to reassemble them at a new museum in the Pacific Northwest.  The events that brought this mighty creature to the brink of extinction and a glimpse at the few remaining “Blues” in the wild make this High Definition special a must-see for nature lovers.

“Industrious” explores complex industrial installations, with the pilot episode examining one of the world’s largest and most diverse deep water ports. In an elaborate ballet of massive machines working to meet intricately woven schedules, cargo ships, rail cars and trucks race to move consumer goods and commodities throughout North America

Season three of “The Last 10 Pounds Bootcamp” pushes potatoes off the couch and into the trenches to lose those nagging last ten pounds of flab. The hit weight-loss series returns with participants struggling to shed double digits in just four weeks. All are pushed, pulled, punched and prodded by hard-hitting drill sergeant/personal trainer Tommy Europe and nutrition watchdog Nadeen Boman.

In “Bulging Brides,” Rubenesque brides-to-be battle to squeeze into their slightly too small dream wedding dress with the big day looming. The show, back for a second season, offers a harsh dose of physical training and strict dieting on the way to the altar.

The fast-paced top-ten countdown series “UberGuide Television,” exploring the grand and the bizarre, returns for season two with more extreme and luxurious experiences from around the globe.  Episodes include the world’s 10 most romantic dances and ten most exclusive castle hotels.

Peace Arch maintains all foreign broadcast and new media rights for the programs and aggressively exploits them in world wide markets.

About Peace Arch® Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 1000 classic and contemporary titles. For additional information, please visit www.peacearch.com.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	June 4, 2008	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.